Goldman, Sachs & Co.

200 West Street

New York, New York 10282

Citigroup Global Markets Inc.

388 Greenwich Street

New York, New York 10013

July 7, 2015

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Jeffrey P. Riedler
Dan Greenspan
Scot Foley

Re:	Atara Biotherapeutics, Inc.
Registration Statement on Form S-1
Registration File No. 333-205347

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended (the “Act”), we, as representatives of the several Underwriters, hereby join in the request of Atara Biotherapeutics, Inc. (the “Company”) for acceleration of the effective date of the above-named Registration Statement so that it becomes effective at 4:30 PM Eastern Time on July 9, 2015, or as soon thereafter as practicable or at such other time as the Company or its outside counsel, Cooley LLP, request by telephone that such Registration Statement be declared effective.

Pursuant to Rule 460 under the Act, please be advised that there will be distributed to each Underwriter or dealer, who is reasonably anticipated to participate in the distribution of the security, as many copies of the proposed form of preliminary prospectus as appears to be reasonable to secure adequate distribution of the preliminary prospectus.

We, the undersigned, as representatives of the several Underwriters, have complied and will comply, and we have been informed by the participating underwriters that they have complied and will comply, with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

Very truly yours,

GOLDMAN, SACHS & CO. CITIGROUP GLOBAL MARKETS INC. Acting severally on behalf of themselves and the several Underwriters

By:	GOLDMAN, SACHS & CO.

By:	/s/ Richard Cohn
Name:	Richard Cohn
Title:	Managing Director

By:	CITIGROUP GLOBAL MARKETS INC.

By:	/s/ Jennifer Jarrett
Name:	Jennifer Jarrett
Title:	MD

[Signature Page to Underwriters’ Acceleration Request]